Filed Pursuant to Rule 433
Registration No. 333-221301
May 9, 2018

WPX ENERGY, INC.

Pricing Term Sheet

$500,000,000 5.750% Senior Notes due 2026

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated May 9, 2018 to the Prospectus dated November 2, 2017 (the “Preliminary Prospectus Supplement”). Terms used in this term sheet but not defined herein will have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	WPX Energy, Inc.

Distribution:	SEC registered

Ratings:*	B1 (Moody’s) / BB- (S&P)

Trade Date:	May 9, 2018

Settlement Date:

May 23, 2018

It is expected that delivery of the notes offered pursuant to this prospectus will be made to investors on or about May 23, 2018, which will be the tenth business day following the date of this prospectus (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act as currently in effect, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade such notes prior to their date of delivery hereunder should consult their advisors.

Day Count:	30/360

Denominations:	$2,000 x $1,000

Title of Securities:	Senior Unsecured Notes due 2026

Principal Amount:	$500,000,000, which represents a $100,000,000 increase from the Preliminary Prospectus Supplement

Maturity Date:	June 1, 2026

Coupon:	5.750%

Interest Payment Dates:	June 1 and December 1 of each year, beginning December 1, 2018

Interest Record Dates:	May 15 and November 15

Public Offering Price:	100.000%

Yield to Maturity:	5.750%

Underwriting Discounts and Commissions:	1.250%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$493,750,000

Use of proceeds:

We intend to use the net proceeds of this offering to fund the Concurrent Tender Offers and the Redemption. Any excess net proceeds will be used for general corporate purposes, which may include the repayment or redemption of outstanding indebtedness.

CUSIP / ISIN:	98212B AH6 / US98212BAH69

Optional Redemption:	At any time prior to June 1, 2021, make-whole call at the Treasury Rate + 50 bps plus accrued and unpaid interest.

	On or after	Price
	June 1, 2021	104.313%
	June 1, 2022	102.875%
	June 1, 2023	101.438%
	June 1, 2024 and thereafter	100.000%

	in each case, plus accrued and unpaid interest.

Equity Clawback:	Up to 35% at 105.750% prior to June 1, 2021

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Goldman Sachs & Co. LLC MUFG Securities Americas Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Joint Lead Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC TD Securities (USA) LLC

Co-Managers:

ABN AMRO Securities (USA) LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

BOK Financial Securities, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

The aggregate principal amount of the notes offered hereby is $500 million, an increase of $100 million from the Preliminary Prospectus Supplement. The following change will be made to the Preliminary Prospectus Supplement.

As of March 31, 2018, after giving effect to this offering, the Second Amendment to the Credit Facility, the April Tender Offers, the Redemption and the Concurrent Tender Offers, assuming that the Concurrent Tender Offers are fully subscribed and an aggregate of $400 million of the Tender Notes is purchased pursuant to the Concurrent Tender Offers, we would have had total indebtedness of $2,179 million (including $500 million in aggregate principal amount of the notes offered hereby but excluding $70 million of outstanding letters of credit issued under the Credit Facility) and an additional $1,430 million available for borrowing under our Credit Facility (after giving effect to $70 million of outstanding letters of credit issued under the Credit Facility).

Corresponding changes and any consequential changes will be made throughout the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by e-mailing dg.prospectus_requests@baml.com.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.